UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5TH AVENUE NORTH, STE. 500
(No. and Street)

BIRMINGHAM (City) AL (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL JONES 205-307-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael Jones
Signature

President
Title

Notary Public

STEPHEN S LANDRUM
Notary Public
Alabama State at Large
My Commission Expires March 14, 2020

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Independent Auditor's Opinion 3-5

Financial Statements

Statement of Financial Condition....................6
Statement of Operations....................7
Statement of Cash Flows....................8
Statement of Changes in Stockholder's Equity....................9
Statement of Changes in Subordinated Liabilities....................10

Notes to Financial Statements....................11-13

Supplementary Computations Pursuant to SEA Rule 17a-5....................15

Supplementary Statements Pursuant to S EA Rule 17a-5....................16

Statement Related to Uniform Net Capital Rule....................16

Statement Related to Exemptive Provision (Possession and Control)....................16

Statement Related to material Inadequacies....................16

Statement Related to SIPC Reconciliation....................16

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

Independent Public Accountants review Report on Securities Capital Corporation Exemption..17

Exemptive Letter Pursuant to SEA Rule 17a-5(d)(1)(l)(B)(2)....................18

Securities Capital Corporation

Independent Auditor's Opinion

For Year-Ended December 31, 2018


THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Securities Capital Corporation
2107 5th Avenue North, Ste. 500
Birmingham, AL 35202

Opinion on The Financial Statements

We have audited the accompanying balance sheet of Securities Capital Corporation (the "Company") as of December 31, 2018, and the related statement of comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Emphasis-of-Matter

As discussed in Note K to the financial statements, the Company restated its opening stockholder's equity balance for the correction of unrealized losses recorded on stocks and securities owned in the prior year.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Securities Capital Corporation's auditor since 2018.

Sugar Land, TX

August 9, 2019

Securities Capital Corporation
Balance Sheet
As of December 31, 2018

ASSETS	
Current Assets	
Checking/Savings	
Alamerica Bank	68,895
Saxony - Proprietary	3,035
Total Checking/Savings	71,930
Accounts Receivable	
Commissions Receivable	2,975
Total Accounts Receivable	2,975
Other Current Assets	
Stocks and Securities Owned	39,317
Clearing House Deposit	25,759
Total Other Current Assets	65,076
Total Assets	139,981
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll liabilities	200
Total Current Liabilities	200
Total Liabilities	200
Stockholder's Equity	
Common Stock	5,000
Paid In Capital	309,161
Accumulated Deficit	-142,434
Comprehensive Loss	-31,946
Total Equity	139,781
TOTAL LIABILITIES & EQUITY	139,981

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation

Statement of Comprehensive Loss

For the year ended December 31, 2018

Ordinary Income/Expense	
Income	
Commission Income	$192,305
Interest Income	517
Total Income	192,822
Expense	
Advertising and Promotion	706
Bank Service Charges	851
Business Licenses and Permits	1,815
Charitable Contributions	2,050
Clearing Charges	25,054
Computer and Internet Expenses	971
Continuing Education	1,198
Football tickets	950
Loss on sale of equities	7,162
Meals and Entertainment MISC	133
EXPENSE	7
Office Supplies	4,015
Postage and Delivery	435
Professional Fees / FINRA	14,149
Rent Expense	11,350
Telephone Expense	12,663
Travel Expense	5,147
Underwriting Fees	16,150
Payroll	122,255
Total Expenses	224,498
Net Loss	(31,676)
Other Comprehensive Loss	(270)
Comprehensive Loss	(31,946)

Securities Capital Corporation

Statement of Changes in Stockholder's Equity

As of and for the Year-Ended December 31, 2018

	Shares	Amount	Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of January 1, 2018	200	$5,000	309,161	(151,239)	162,922
Restatement (See Note K)	-	-	-	8,805	8,805
Equity, as restated	200	5,000	309,161	(142,434)	171,727
Comprehensive Loss				(31,946)	(31,946)
Balance at December 31, 2018	200	$5,000	309,161	($174,380)	$139,781

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation

Statement of Cash Flows

For the Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net Loss	(31,676)
Adjustments to reconcile Net Income To net cash provided by operations:	
Commissions Receivable	(2,575)
Clearing House Deposit	(471)
Payroll Liabilities	200
Net cash used in Operating Activities	(34,522)
INVESTING ACTIVITIES	
Sale of stocks and securities	42,005
Net cash provided by Investing Activities	42,005
Net cash increase for year	7,483
Cash at beginning of year	64,447
Cash at end of year	$71,930

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below.

ORGANIZATION

Securities Capital Corporation (the "Company"), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission (SEC) and participates in the municipal bonds securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America. The company began operations in 1988 and its Chairman & Chief Executive Officer and Vice Chairman wholly owns all common stock of the Company. The Company's primary business consists of providing security brokerage services to individuals and institutional investors which generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Description of Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers are held by a Clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and according reflect all significant receivables, payables and other liabilities.

Cash and Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivables - recognition of bad debt

The Corporation considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Commission receivables are recorded by the Company when the services are rendered.

Income Taxes

Effective January 1, 2002, the Company elected "S" Corporation status for federal income tax purposes by the shareholders. Accordingly, no federal income taxes are required in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that are approximate to fair value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Comprehensive Income

Statement of Financial Accounting Standards (FAS) no. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment.

Concentrations

The Company has revenues concentrations. The Company specializes in the sale of securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 9, 2019 which is the date the financial statements were available to be issued. Based upon review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 5c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital, as defined under such provisions. Net and related capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding PART IIA of the Focus Report required under 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the Clearing Broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with the Clearing broker-dealer is an indemnification clause. This Clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the Clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the Clearing broker-dealer, nor were they otherwise aware of any potential losses related to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – Fair Value

Assets	Level 1	Level 2	Level 3	Total
Marketable				
Securities	39,317			

NOTE G – Marketable Securities

Marketable Securities include stocks and mutual funds with a fair market value of $39,316.67. The accounting for the mark-to-market unrealized loss of $ (270) is recorded in equity.

NOTE H – Related Party

During the year the Company paid the CEO and CIO for commissions earned in the amount of $122,255 which was recorded as payroll.

NOTE I - ASC 606

Revenue recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is

when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE J - Rent

The Company maintains a month-to-month oral agreement with a third party which can be terminated by either party. Total rent paid during the year equaled $11,350.

NOTE K – Restatement

The financial statements reflect a restatement to the 1/1/18 stockholder's equity account balance for the correction of unrealized losses recorded in the prior period.

Securities Capital Corporation

Supplementary Information Pursuant to SEA Rule 17a-5

For Year-Ended December 31,2018

Securities Capital Corporation
Supplementary Calculations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Shareholder's Equity	$139,781
Non-Allowable Assets	$ -
Haircuts on Securities Positions	
Securities Haircuts	$ 304
Undue Concentration Changes	$ -
Net Allowable Capital	$139,477

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 13
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$100,000
Net Capital Requirement	$100,000
Excess Net Capital	$ 39,477

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 200
Percentage of Aggregate Indebtedness to Net Capital	0.14%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on Focus IIA as of December 31, 2018	$138,218
Adjustments	
Increase (Decrease) in Equity	$ 1,259
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ 0
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audits	$139,477
Reconciled Difference	$ -

Securities Capital Corporation
Supplementary Statements Pursuant to Rule 17a-5
Of the Securities and Exchange Act of 1934

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $139,477 which was $ 39,477 in excess of its required net capital of $100,000. The Company ratio of aggregated indebtedness to net capital was 0.14%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregated indebtedness, as defined, whichever is greater, and does not, therefore calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited PartIIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c-3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirements as reported in the Supplemental Schedules contained within the audit report of the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.


THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Michael Jones
Securities Capital Corporation
2107 5th Avenue North, Ste. 500
Birmingham, AL 35202

Dear Michael Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Securities Capital Corporation identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Securities Capital Corporation stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Securities Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

August 9, 2019

Securities Capital Corporation
2107 5th Avenue North, Ste. 500
Birmingham, AL 35202

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Securities Capital Corporation;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,



Michael Jones
CEO
Securities Capital Corporation